Exhibit 16.01

July 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 7, 2005, of Transmeta Corporation and are in agreement with the statements contained in the first, second and third paragraphs and the first three sentences of the fourth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP